SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: May 19, 2021

List of materials

Documents attached hereto:

i) Press release: Sony Music Entertainment Announces the Completion of Acquisition of Certain of Kobalt Music Group Limited’s Operations

May 19, 2021
Sony Group Corporation

Sony Music Entertainment Announces the Completion of Acquisition of
Certain of Kobalt Music Group Limited’s Operations

May 18, 2021 (Eastern Standard Time) – Sony Music Entertainment (“SME”), a wholly-owned subsidiary of Sony Group Corporation (“Sony”), completed the acquisition of 100% of the shares and related assets of certain subsidiaries of Kobalt Music Group Limited (“Kobalt”) relating to AWAL, Kobalt’s music distribution business mainly for independent recording artists, and Kobalt Neighbouring Rights, Kobalt’s music neighboring rights management business, according to the executed definitive agreement previously announced on February 1, 2021 (Eastern Standard Time).

Prior to the closing of the acquisition, the U.K. Competition and Markets Authority initiated a review of the transaction. SME continues to cooperate with such review.

This transaction is not anticipated to have a material impact on Sony's forecast for its consolidated financial results for the fiscal year ending March 31, 2022.

EOF